Exhibit (a)(5)(F)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

WILLIAM RAPIEN, individually and on

behalf of all others similarly situated,

Plaintiff,

v.

SYMMETRICOM, INC., JAMES A.

CHIDDIX, ELIZABETH A. FETTER,

ROBERT T. CLARKSON, ROBERT M.

NEUMEISTER, JR., RICHARD N. SNYDER,

ROBERT J. STANZIONE, ALFRED

BOSCHULTE, RICHARD W. OLIVER,

MICROSEMI CORPORATION, and PETT

ACQUISITION CORP.,

Defendants.

Civil Action No.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                      This is a class action on behalf of the public stockholders of Symmetricom, Inc. (“Symmetricom” or the “Company”) against the members of Symmetricom’s Board of Directors (the “Board” or the “Individual Defendants”) to enjoin a proposed transaction (the “Proposed Transaction”) pursuant to which Symmetricom will be acquired by Microsemi Corporation (“Microsemi”) and its wholly-owned subsidiary, PETT Acquisition Corp. (“Merger Sub”).

2.                                      On October 21, 2013, the Board caused Symmetricom to enter into a definitive agreement and plan of merger (the “Merger Agreement”), pursuant to which Merger Sub commenced a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of common stock of the Company for $7.18 per share.  The Proposed Transaction is valued at approximately $230 million, and the Tender Offer is currently set to expire at 12:00 midnight, New York City time, on November 25, 2013.

3.                                      The Proposed Transaction is the product of a flawed process that resulted in the Board’s failure to maximize stockholder value and deprives Symmetricom’s public stockholders of the ability to participate in the Company’s long-term prospects.  Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein).  Moreover, as alleged herein, Symmetricom, Microsemi, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4.                                      Compounding the unfairness of the Proposed Transaction, defendants issued materially incomplete and misleading disclosures in the Solicitation/Recommendation Statement filed on Form SC 14D9 with the United States Securities and Exchange Commission (“SEC”) on October 28, 2013 (the “Solicitation Statement”).  The Solicitation Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction.

5.                                      Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

6.                                      Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Symmetricom common stock.

7.                                      Defendant Symmetricom is a Delaware corporation and maintains its principal executive offices 2300 Orchard Parkway, San Jose, California 95131.  Symmetricom provides timekeeping technologies, instruments, and solutions worldwide.  It offers timekeeping in GPS satellites, national time references, and national power grids, as well as critical military and civilian networks that enable data, voice, mobile, and video services.  The Company operates in two segments: Communications and Government and Enterprise.  The Communications segment provides timing technologies and services for communications infrastructure.  The Government and Enterprise segment provides time technology products comprising timescale clock sources; network time servers; network time displays; time code generators; bus level timing cards; primary reference standards, which include cesium oscillator standards; high stability masers; chip-scale atomic clocks; ruggedized crystal oscillators; and custom time and frequency systems.  The Company sells its products through sales force, distributors, systems integrators, and manufacturer sales representatives, as well as telesales and Internet.  Symmetricom serves communications service providers; network equipment manufacturers of wireless base stations, routers, and aggregation systems; silicon suppliers; space/defense/avionics; power utility infrastructure; IT infrastructure; underwater exploration and navigation; and science and metrology markets.  Symmetricom’s common stock is traded on the NASDAQ GS under the ticker symbol “SYMM.”

8.                                      Defendant Jim Chiddix (“Chiddix”) has served as a director of Symmetricom since 2007 and as Chairman of the Board since 2013.  Chiddix is a member of the Audit Committee and Compensation Committee.

9.                                      Defendant Elizabeth A. Fetter (“Fetter”) has served as a director of Symmetricom since 2002.  Fetter was appointed Chief Executive Officer (“CEO”) and President in April 2013.

10.                               Defendant Robert T. Clarkson (“Clarkson”) has served as a director of Symmetricom since 2000.  Clarkson is Chairperson of the Compensation Committee and a member of the Nominating and Governance Committee.

11.                               Defendant Robert Neumeister (“Neumeister”) has served as a director of Symmetricom since 1998.  Neumeister is Chairperson of the Audit Committee.

12.                               Defendant Richard N. Snyder (“Snyder”) has served as a director of Symmetricom since 1999.  Snyder is a member of the Audit Committee and the Nominating and Governance Committee.

13.                               Defendant Robert J. Stanzione (“Stanzione”) has served as a director of Symmetricom since May 2005.  Stanzione is Chairperson of the Nominating and Governance Committee and a member of the Compensation Committee.

14.                               Defendant Alfred Boschulte (“Boschulte”) served as a director of Symmetricom until on or about October 25, 2013.

15.                               Defendant Richard W. Oliver (“Oliver”) served as a director of Symmetricom until on or about October 25, 2013.

16.                               The defendants identified in paragraphs 8 through 15 are collectively referred to herein as the “Individual Defendants.”  By virtue of their positions as directors and/or officers of Symmetricom, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Symmetricom.

17.                               Each of the Individual Defendants at all relevant times had the power to control and direct Symmetricom to engage in the misconduct alleged herein.  The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Symmetricom stockholders.

18.                               Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiff and the other members of the Class, as defined herein.  They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

19.                               The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction.  Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

20.                               Defendant Microsemi is a California corporation with its corporate headquarters located at One Enterprise, Aliso Viejo, California 92656.

21.                               Defendant Merger Sub is a Delaware corporation and wholly owned subsidiary of Microsemi.

CLASS ACTION ALLEGATIONS

22.                               Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public stockholders of Symmetricom (the “Class”).  Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

23.                               This action is properly maintainable as a class action.

24.                               The Class is so numerous that joinder of all members is impracticable.  As of October 25, 2013, there were approximately 42,083,865 shares of Symmetricom common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

25.                               Questions of law and fact are common to the Class, including, among others:

a.                                      Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b.                                      Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

26.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.  Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class.  Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

27.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

28.                               Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class.  Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Company Background

29.                               According to its website, Symmetricom is the world’s leading source of highly precise timekeeping technologies, instruments, and solutions.  The Company provides timekeeping in GPS satellites, national time references, and national power grids as well as in critical military and civilian networks, including those that enable next generation data, voice, mobile and video networks, and services.

30.                               Symmetricom assists customers in over ninety countries to generate, distribute, and apply time.  The Company develops the technology, builds the products, optimizes the solutions to strict customer requirements, and provides post-implementation training, maintenance, engineering, and technical support.

31.                               Symmetricom’s product offering, which is among the industry’s broadest, includes atomic clocks, hydrogen masers, timescale systems, GPS instrumentation, synchronous supply units, standards-based clients and servers, performance measurement and management tools, and embedded subsystems that generate, distribute, and apply precise frequency and time.

32.                               On April 24, 2013, the Company issued a press release wherein it announced its financial results for the third quarter of fiscal year 2013.  Among other things, the Company reported gross margin of 45.1 percent, which was up on a year-over-year and sequential basis and the highest level since the first quarter of fiscal 2012.  Dave Côté (“Côté”), former President and CEO of Symmetricom, commented as follows:

Symmetricom delivered improved results compared to last quarter, with revenue at the high end of our expectations.  Profitability also improved sequentially, reflecting higher revenue, improved CSAC margins and the benefits from our ongoing savings efforts[.] . . .  We continue to focus on driving our key growth initiatives, including the Quantum Chip Scale Atomic Clock, PackeTime and Government Programs.  With our solid competitive position, a suite of leading solutions, and a healthy balance sheet, we remain well-positioned for the future.

33.                               Individual Defendant Fetter, who recently was appointed President and CEO of the Company, has commented on the Company’s prospects for future success and growth.  For example, in a press release issued by the Company on August 7, 2013, Fetter stated:

Symmetricom is a great company with best-in-class technology and products, a blue-chip customer base and talented employees[.] . . .  My focus is to drive the business to sustainable and profitable growth.  We took significant action in June to restructure the Company which we believe will position us to deliver higher profitability in fiscal 2014.  We are intensely focused on the execution of our business plan and the key initiatives for enhancing our competitive position and driving growth.

34.                               Nevertheless, the Company has entered into the Proposed Transaction, to the detriment of the Company’s stockholders.

Flawed Process Leading Up to the Proposed Transaction

35.                               The Proposed Transaction is the result of a flawed process, led by Individual Defendant Fetter, during which the Individual Defendants capitulated to Microsemi’s demands.

36.                               In early 2012, Symmetricom received several unsolicited inquiries from financial investors interested in exploring potential investments in, or a purchase of, the Company.  According to the Solicitation Statement, during this timeframe the Company also was contacted by several stockholders urging the Company to seek a strategic transaction to enhance stockholder value.  Following these inquiries and contacts, the Board met in March 2012 to consider initiating a process to seek third-party interest in an acquisition of the Company.  The Company subsequently retained Jefferies LLC (“Jefferies”) as its financial advisor to assist with such a process.

37.                               In April 2012, the Board formed a special committee (the “Special Committee”), consisting of Individual Defendants Clarkson and Stanzione, as well as Boschulte, who retired from the Board effective as of the Company’s 2013 Annual Meeting of Stockholders, to explore and evaluate strategic alternatives.

38.                               Although the Solicitation Statement fails to disclose any details with respect thereto, Company management subsequently identified “a target group of potential interested parties, including private equity firms and strategic buyers in the communications industry,” and Jefferies approached an undisclosed number of the parties to solicit their potential interest in a transaction with the Company.

39.                               From August to October 2012, the Company executed non-disclosure agreements (“NDAs”) with eleven parties and provided them with due diligence materials.  The Solicitation Statement fails to disclose whether these NDAs contained standstill or “don’t ask, don’t waive” provisions, and whether any parties are currently subject to any such provisions.(1)

40.                               In October 2012, a potential private equity buyer (“Private Equity Buyer”) submitted a non-binding proposal to acquire the Company at a price of $8.25 per share.  According to the Solicitation Statement, no other parties submitted “formal expressions of interest” in an acquisition or other strategic transaction, but “three private equity firms expressed oral indications of interest at prices that did not represent a meaningful premium to the then-current trading price of the Company’s stock.”  The Solicitation Statement fails to, but should, provide details with respect to these indications of interest, including the value presented thereby.

41.                               According to the Solicitation Statement, in late October 2012, the Board held a meeting during which former CEO Côté described an undisclosed “potential acquisition opportunity,” and the Board asked Jefferies to assist management with its review of, and discussions with, the potential target.

42.                               In November 2012, management communicated to representatives of the Private Equity Buyer an updated financial forecast for the remainder of fiscal 2013.  On January 4, 2013, the Private Equity Buyer indicated, among other things, that it had concerns regarding the Company’s business and that it would need several weeks to perform a more detailed analysis.

(1)  Section 7.5(b)(i) of the Merger Agreement provides, in relevant part:

[T]he Company and the Company Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly . . . waive, terminate, modify or fail to enforce any provision of any contractual “standstill,” confidentiality or similar obligation of any person other than Parent or its affiliates[.]

43.                               On January 10, 2013, the Special Committee recommended to the Board that the sales process be terminated, and the Board subsequently agreed that the process should be terminated.

44.                               Throughout 2013, representatives of the Company had discussions with representatives of the company targeted as a potential acquisition opportunity at the October 2012 Board meeting.  The Company subsequently submitted four non-binding offers to acquire the target company, at successively increased offer prices, although no details are provided in the Solicitation Statement.  No offer was accepted by the target, but discussions remained ongoing until October 2013.  It is unclear from the Solicitation Statement how the Company’s discussions concluded with the potential target company.

45.                               On July 24, 2013, James Peterson (“Peterson”), CEO of Microsemi,(2) called Individual Defendant Fetter’s office to request a lunch meeting.  According to the Solicitation Statement, “[l]ower-level officers of the two companies were acquainted with each other through meetings that had occurred between March 2011 and March 2012 to discuss the possibility of a strategic collaboration or other commercial relationship, which never progressed.”

46.                               On August 16, 2013, Steven Litchfield (“Litchfield”), Executive Vice President and Chief Strategy Officer at Microsemi, emailed Individual Defendant Fetter attaching a non-binding letter of intent to purchase the Company at a price of $6.28 per share in cash.  The letter called for the Company to agree to a sixty-day period of negotiating exclusivity with Microsemi.  Five days letter, Fetter provided the letter to the Board.

(2)  Peterson previously served as President and Chief Operating Officer of Linfinity Microelectronics, Inc., a then-subsidiary of the Company.

47.                               On August 26, 2013, Fetter e-mailed a letter to Litchfield stating that the price offered by Microsemi was inadequate.  The following day, Litchfield e-mailed Fetter, to, among other things, request contact information for Individual Defendant Chiddix, Chairman of the Board.  For reasons undisclosed in the Solicitation Statement, Fetter did not respond to this request.  On August 29, 2013, Peterson e-mailed Fetter, stating that he found her response unacceptable and that he hoped the Company had initiated a Board-level committee to review Microsemi’s non-binding letter of intent, which the Company apparently had not done as of this date.

48.                               On September 3, 2013, Peterson e-mailed Fetter again, stating that he would like the Company to enter into an exclusivity agreement for the sale of the Company to Microsemi.

49.                               The Board held a telephonic meeting on September 10, 2013.  During the meeting, the Board determined to form a transaction committee (the “Transaction Committee”), consisting of Individual Defendants Chiddix, Clarkson, Neumeister, and Stanzione, to manage processes with respect to strategic alternatives.  The Board directed management to seek a nondisclosure and standstill agreement from Microsemi.

50.                               On September 16, 2003, Litchfield e-mailed to Fetter a revised letter of intent, including an offer price of $6.28 per share and requesting the Company’s agreement to a six-week exclusivity period.

51.                               Following e-mails and calls between Peterson and Fetter, on September 26, 2013, Litchfield e-mailed to Fetter a revised letter of intent, again including an offer price of $6.28 per share.  The letter stated that Microsemi found it disappointing that the Company Board and management would not consider more seriously the proposed transaction.  The letter also stated that Microsemi would agree to a six-month standstill agreement, and requested the Company’s agreement to a six-week exclusivity period.

52.                               Shortly thereafter, Peterson e-mailed Fetter requesting an in-person meeting.  After discussion by e-mail, they agreed that Fetter, Peterson, Litchfield, and Justin Spencer (“Spencer”), the Company’s Chief Financial Officer, would meet for dinner in San Jose on October 2, 2013.  During that meeting, Peterson proposed an increase in the offer price that, according to the Solicitation Statement, “would be keyed around the 52-week high for the Company’s share price.”

53.                               Later that evening, Litchfield e-mailed Fetter and Spencer a revised letter of intent stating an offer price range of $6.28 to $7.03 per share, and requesting an exclusivity period of thirty days.  Peterson separately e-mailed Fetter stating that “we see the justification for $7.03 based on the chip scale atomic clock, government and PTP business growth that the company is forecasting.”

54.                               At a telephonic meeting on October 4, 2013, the Transaction Committee reviewed the developments to date.  Jefferies reported that it had contacted four of the parties that had participated in due diligence in the Company’s 2012 sale process, and Jefferies informed the parties that the Company was engaged in discussions with respect to a possible sale transaction at a price above $7.00 per share on an expedited timetable.  Two of the parties indicated that the highest price they might consider would be in the mid-$6 range.

55.                               At the October 4 meeting, the Transaction Committee decided that, instead of continuing discussions with the other potentially interested parties, it would accede to Microsemi’s demands and grant exclusivity to Microsemi for thirty days.  The Company and Microsemi executed a confidentiality agreement that evening.

56.                               During an October 15, 2013 teleconference, Peterson stated his strong intention to execute a definitive merger agreement and announce a transaction with the Company by October 21, 2013 (the date the parties ultimately entered into the Merger Agreement), and to close by December 1, 2013.  He also stated that Microsemi’s offer price would be $7.03 per share.  Litchfield e-mailed Fetter a non-binding indication of interest letter later that day with a revised offer price of $7.03 per share.

57.                               Peterson and Fetter spoke via telephone on October 16, and Peterson indicated that Microsemi would be willing to offer a price of $7.18 per share, but the Company would need to sign a definitive agreement by October 21, 2013.

58.                               On October 17, 2013, Litchfield e-mailed Fetter a proposed timeline that called for announcing the transaction on October 21, launching a tender offer on October 25, and closing on November 22.  Early on October 18, Peterson emailed Fetter, Spencer, Litchfield, and other Microsemi executives, threatening to announce an offer at the close of market on October 21.

59.                               On October 21, 2013, the Board held a telephonic meeting, during which Jefferies reviewed its financial analysis of the $7.18 per share consideration and delivered to the Board an oral opinion, confirmed by delivery of a written opinion, to the effect that, as of that date, the proposed consideration was fair, from a financial point of view, to the Company’s stockholders.  The Board unanimously approved the Merger Agreement and the transactions contemplated thereby, and recommended that stockholders accept the Tender Offer and, if necessary, adopt the Merger Agreement.  The parties executed the Merger Agreement that day.

The Proposed Transaction

60.                               The Company entered into the Merger Agreement on October 21, 2013, pursuant to which Merger Sub commenced the Tender Offer to acquire all of the outstanding shares of common stock of the Company for $7.18 per share.  The Tender Offer is currently set to expire at 12:00 midnight, New York City time, on November 25, 2013.

61.                               The Merger Agreement contemplates that the merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law, which permits completion of the merger upon the collective ownership by Microsemi, Merger Sub, and any other subsidiary of Microsemi of one share more than fifty percent of the number of shares that are then issued and outstanding.  If the merger is so effected pursuant to Section 251(h), no stockholder vote will be required to consummate the merger.

62.                               To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Microsemi and are calculated to unreasonably dissuade potential suitors from making competing offers.

63.                               For example, while the Merger Agreement provides for a short “go-shop” period, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 7.5 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals.  Section 7.5(b)(i) of the Merger Agreement states:

(i) Except as permitted by this Section 7.5 and except as may relate to any Excluded Party, the Company shall, and shall cause each of its subsidiaries and each of its and their respective Representatives to (i) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and require such Persons and any other Persons who have made or have indicated an intention to make an Acquisition Proposal to promptly return or destroy any confidential information previously furnished by the Company, any of its subsidiaries or any of their respective Representatives; and (ii) from the No-Shop Period Start Date until the earlier of the Control Date or the termination of this Agreement in accordance with the terms hereof, the Company and the Company Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or the making thereof to the Company or its stockholders; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information to, or otherwise cooperate in any way with, any person (other than Parent, Purchaser and their Representatives) with respect to any Acquisition Proposal; (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill,” confidentiality or similar obligation of any person other than Parent or its affiliates; or (iv) take any action to render any provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute (including Section 203 of the DCGL) or any restrictive provision of any applicable anti-takeover provision in the Company’s organizational documents, in each case inapplicable to any person (other than Parent, Purchaser or any of their affiliates) or any Acquisition Proposal (and to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any such person or Acquisition Proposal under any such provisions).  Any breach of the foregoing provisions of this Section 7.5 by any of the Company Subsidiaries or the Company’s or the Company Subsidiaries’ Representatives shall be deemed to be a breach by the Company.

64.                               Further, the Company must advise Microsemi, within twenty-four hours, of any proposals or inquiries received from other parties and thereafter “shall keep Parent informed on a prompt basis in all material respects of the status and details . . . of any Acquisition Proposal.”  Section 7.5(d) of the Merger Agreement states:

(d) The Company shall promptly (and in any event within the greater of one (1) business day or twenty-four (24) hours of learning of the relevant information) advise Parent orally and in writing of the receipt of any Acquisition Proposal (including for the avoidance of doubt any request for information or other inquiry which the Company would reasonably expect to lead to an Acquisition Proposal), including the material terms and conditions of such Acquisition Proposal (including any changes thereto) and the identity of the person making such Acquisition Proposal and attaching a copy of any such written Acquisition Proposal, or if such Acquisition Proposal is provided orally to the Company, the Company shall summarize in writing the terms of such Acquisition Proposal (including for the avoidance of doubt any such request or other inquiry).  The Company shall keep Parent informed on a prompt basis in all material respects of the status and details (including any material change or proposed change to the terms thereof) of any Acquisition Proposal.  The Company shall publicly reaffirm the Company Board Recommendation within ten (10) business days of the commencement of any tender or exchange offer by a Third Party, after receipt of a written request by Parent to provide such reaffirmation, unless a Change in Recommendation is permitted by Section 7.5(c)(iii).

65.                               Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Microsemi a “matching right” with respect to any “Superior Proposal” made to the Company.  Section 7.5(c)(iii) of the Merger Agreement provides:

(iii) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Date, the Company Board may in response to an Acquisition Proposal that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal and that was made after the date of this Agreement and did not result from or arise in connection with a breach of this Section 7.5, (A) make a Change in Recommendation if the Company Board has concluded in good faith (after consultation with its outside legal counsel) that, in light of the receipt of such Superior Proposal, that failure to make such Change in Recommendation would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law, or (B) cause the Company to terminate this Agreement pursuant to Section 9.1(g) and concurrently with such termination enter into an Acquisition Agreement if the Company Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of the receipt of such Superior Proposal, that failure to so terminate this Agreement would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law; provided, that the Company shall not be entitled to terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless concurrently with such termination the Company pays by wire transfer of immediately available funds the Termination Fee in accordance with Section 9.1(g); provided, further, that the Company shall not be entitled to exercise its right to make a Change in Recommendation or terminate this Agreement pursuant to Section 9.1(g), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless the Company has:

(A) provided to Parent three (3) business days’ prior written notice that it intends to take such action (a “Notice of Designated Superior Proposal”), which notice shall describe the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board (a “Designated Superior Proposal”) and attach the most current form or draft of any written agreement providing for the transaction contemplated by such Designated Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Designated Superior Proposal with a new three (3) business day notice period),

(B) during each such three (3) business day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal, and

(C) at the end of such three (3) business day period, such Acquisition Proposal has not been withdrawn and the Company Board determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (taking into account any changes to the terms of this Agreement agreed to or proposed by Parent in response to a Notice of Designated Superior Proposal, as a result of the negotiations required by clause (B) or otherwise).

66.                               Further locking up control of the Company in favor of Microsemi is Section 9.3 of the Merger Agreement, which contains provision for a “Termination Fee” of $10.4 million (or $5.05 million if the Merger Agreement is terminated prior to the “No-Shop Period Start Date”) payable by the Company to Microsemi if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

67.                               By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

68.                               Moreover, Section 2.3 of the Merger Agreement grants Microsemi an irrevocable top-up option (the “Top-Up Option”).  Section 2.3 of the Merger Agreement states:

2.3 Top-Up Option.  Prior to the scheduled Acceptance Date, Parent and the Company shall confer and mutually determine, in good faith, after consulting with their respective outside legal counsel, whether the Merger remains eligible to be effected pursuant to Section 251(h) of the DGCL.  Unless Parent and the Company determine that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL (the “251(h) Inapplicable Determination”) the Merger shall be effected in accordance with Section 251(h) of the DGCL.  If prior to the Effective Time, Parent and the Company make a 251(h) Inapplicable Determination then, contingent and effective upon the occurrence of the 251(h) Inapplicable Determination and the Acceptance Date, the Company hereby grants to Purchaser an irrevocable option (the “Top-Up Option”) exercisable only in accordance with the terms and conditions set forth in this Section 2.3, to purchase up to that number of Company Shares (the “Top-Up Option Shares”) equal to the lowest number of Company Shares that, when added to the number of Company Shares collectively owned by Parent or Purchaser at the time of exercise, shall constitute one Company Share more than 90% of the sum of (i) the then outstanding Company Shares plus (ii) a number equal to the number of Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights including the Company RSUs, Company Stock Options and Company Shares to be issued pursuant to the ESPP, in each case, which are convertible or exercisable prior to the date that is ten (10) business days after such exercise and the issuance of the Top-Up Option Shares, at a purchase price per Top-Up Option Share equal to the Per Share Amount.  Notwithstanding the foregoing provisions of this Section 2.3(a), the Top-Up Option shall not be exercisable for Company Shares in excess of the number of Company Shares authorized and unissued or held in the treasury of the Company (giving effect to the Company Shares issuable pursuant to all then-outstanding Company Stock Options, RSUs and any other rights to acquire Company Shares as if such shares were outstanding).

69.                               In other words, if the merger is not eligible to be effected pursuant to Section 251(h) of the DGCL, and if Microsemi does not obtain the minimum number of shares in the Tender Offer required to effectuate the Proposed Transaction, Microsemi may purchase from the Company the number of shares necessary for it to exceed the ninety percent threshold.  The Top-Up Option is coercive and will dilute the economic interests of any remaining public stockholders, including plaintiff and members of the Class.

70.                               Also on October 21, 2013, the Board approved an amendment to the employment offer letter, dated as of April 29, 2013, by and between Symmetricom and Individual Defendant Fetter, Symmetricom’s CEO.  The amendment provides for accelerated vesting of eighty percent of the outstanding unvested equity awards held by Fetter in connection with a qualifying termination of employment following a “Change of Control,” as defined in her employment offer letter.

71.                               As reflected in the Solicitation Statement, certain of the Company’s directors and officers stand to receive significant benefits as a result of the Proposed Transaction.  For example, as a result of the Proposed Transaction, certain Company directors and officers will be entitled to receive an aggregate of approximately $2.16 million in cash for their shares of

Company stock.  The Company’s officers and directors will also be entitled to receive approximately $4.35 million in connection with Company restricted stock and stock options.  Additionally, Company executive officers entered into employment agreements that entitle them to severance pay if the Company terminates their employment without cause or if the executives resign for good reason.  Accordingly, the Company’s directors and officers have significant reasons to support the Proposed Transaction, which is otherwise against the best interests of Symmetricom’s stockholders.

72.                               The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

73.                               The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

74.                               Furthermore, the Proposed Transaction consideration fails to adequately compensate the Company’s stockholders for the significant synergies created by the merger.  As Peterson, Microsemi’s President and CEO, has commented: “The acquisition of Symmetricom will create the largest and most complete timing portfolio in the industry today[.] . . . From source to synchronization to distribution, Microsemi will offer an end to end timing solution for an expanded range of markets, driving increased dollar content opportunity and revenue growth.”  Moreover, according to the press release announcing the Proposed Transaction, “Microsemi expects significant synergies from this immediately accretive transaction.  Based on current assumptions, Microsemi expects the acquisition to be $0.22 to $0.25 accretive in its first full calendar year ending December 2014.”

75.                               As a result, defendants have breached the fiduciary duties they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

The Materially Misleading and Deficient Solicitation Statement

76.                               Defendants filed the Solicitation Statement with the SEC on October 28, 2013 in connection with the Proposed Transaction.  As alleged below and elsewhere herein, the Solicitation Statement omits material information that must be disclosed to Symmetricom’s stockholders to enable them to render an informed decision with respect to the Proposed Transaction.

77.                               The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinions and analyses of Symmetricom’s financial advisor, Jefferies.  This omitted information, if disclosed, would significantly alter the total mix of information available to Symmetricom’s stockholders.

78.                               For example, the Solicitation Statement is materially misleading in that it fails to disclose the financial projections provided by Symmetricom management and relied upon by Jefferies for purposes of its analyses, for calendar years 2013-2016, for the following items: (i) revenue; (ii) EBITDA; (iii) EBIT (or D&A); (iv) taxes (or tax rate); (v) capital expenditures; (vi) changes in net working capital; (vii) stock-based compensation expense; (viii) any other adjustments to unlevered free cash flow; and (ix) unlevered free cash flow.

79.                               With respect to Jefferies’ Selected Public Companies Analysis, the Solicitation Statement is materially misleading in that it fails to disclose the following multiples for each of the comparable public companies selected by Jefferies in its analysis: (i) Enterprise Value/CY2013E EBITDA; (ii) Enterprise Value/CY2014E EBITDA; and (iii) CY2014E P/E.  The Solicitation Statement further fails to disclose whether Jefferies conducted any kind of benchmarking analysis for Symmetricom in relation to the selected comparable companies.

80.                               Further, with respect to Jefferies’ Selected Precedent Transactions Analysis, the Solicitation Statement fails to disclose the Enterprise Value/LTM EBITDA multiples for each of the comparable precedent transactions selected by Jefferies in its analysis, as well as whether Jefferies conducted any kind of benchmarking analysis for Symmetricom in relation to the selected precedent transactions.

81.                               With respect to Jefferies’ Discounted Cash Flow Analysis, the Solicitation Statement is materially misleading in that it fails to disclose: (i) the definition of unlevered after-tax free cash flow used in the analysis; (ii) the inputs and assumptions used by Jefferies to derive the range of discount rates (12.7% to 17.0%) used in its analysis; (iii) the range of implied perpetuity growth rates derived by Jefferies in its analysis; and (iv) whether Jefferies applied the terminal multiples to calendar year 2016 EBITDA or Adjusted EBITDA.

82.                               The Solicitation Statement also is materially misleading in that it fails to disclose the specific strategic alternatives reviewed by Symmetricom that could drive higher stockholder value in the near term, as well as the specific valuation expectations of each strategic alternative considered.

83.                               For the reasons set forth above, plaintiff seeks to enjoin the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

84.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

85.                               As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Symmetricom’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Symmetricom’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Symmetricom’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Symmetricom; and (f) disclose all material information to the Company’s stockholders.

86.                               The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

87.                               As alleged herein, the Individual Defendants have initiated a process to sell Symmetricom that undervalues the Company.  In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Symmetricom at a price that does not adequately reflect the Company’s true value.  The Individual Defendants also failed to sufficiently inform themselves of Symmetricom’s value, or disregarded the true value of the Company.  Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

88.                               As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

89.                               Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of Disclosure against the Individual Defendants)

90.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

91.                               The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public stockholders.  The Individual Defendants have an obligation to be complete and accurate in their disclosures.

92.                               The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

93.                               The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s stockholders.  Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

94.                               Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties
Against Symmetricom, Microsemi, and Merger Sub)

95.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

96.                               Defendants Symmetricom, Microsemi, and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred.  In connection with discussions regarding the Proposed Transaction, Symmetricom provided, and Microsemi and Merger Sub obtained, sensitive non-public information concerning Symmetricom and thus had unfair advantages that are enabling them to acquire the Company at an unfair and inadequate price.

97.                               As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Symmetricom shares.

98.                               Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.                                    Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B.                                    Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.                                    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.                                    Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.                                     Awarding plaintiff the costs of this action, including reasonable allowance for plaintiffs attorneys’ and experts’ fees; and

F.                                      Granting such other and further relief as this Court may deem just and proper.

Dated: November 4, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Gina M. Serra
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff